Exhibit (a)(23)

We show that you have elected not to accept or "No" for the Tender Offer.

We want to make sure that you understand that your "No" election means:

1.	You agree that you will pay all additional Federal and State tax penalties at vest for the affected options and;

2.	You decline the reprice or amendment of your eligible option portion and;

3.	You decline the cash bonus payment, if applicable, in January of 2008.

If the above is not your intent, we encourage you to log back into the Tender Offer website before March 27, 2007. https://kla.equitybenefits.com/

Your employee id number is the log on and the last 4 digits of your social security number is the password.

Should have questions, please feel free to contact Tracy Laboy at (408) 875-7131 or tracy.laboy@kla-tencor.com.